FORM 4

 ( x )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person

        Empire Company Limited ("Empire")
        E.C.L. Investments Limited ("E.C.L.")
        Pension Plan for Employees of Sobeys Inc. ("Sobeys Pension Plan") Sobeys Inc. Master Trust Investment Fund ("Sobeys Master Trust") Pauljan Limited ("Pauljan") David F. Sobey

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       (Last)                      (First)                    (Middle)

                 115 King Street
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                                  (Street)

     Stellarton                  Nova Scotia (Canada)            B0K 1S0
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       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

            Hannaford Bros. Co. (HRD)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

                        July / 2000
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    (x) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( ) Form filed by One Reporting Person
    (x) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

          Common Stock
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2.  Transaction Date (Month/Day/Year)

            July 28, 2000 & July 31, 2000*
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3.  Transaction Code (Instr. 8)

         S,J*
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)




           Reporting Person                    Amount                  (A) or (D)                   Price
           ----------------                    ------                  ----------                   -----
Empire                                               5,550,461             D                          *
ECL                                                  4,868,104             D                          *
Sobeys Pension Plan                                    366,428             D                          *
Sobeys Master Trust                                     14,819             D                          *
Pauljan                                                36,109*             D                          *
David F. Sobey                                         36,109*             D                          *

___________________

*See explanation


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

         0 - for all reporting persons
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

On July 28, 2000, Empire and its wholly owned subsidiary, E.C.L., sold all 5,550,461 and 4,868,104 shares of Hannaford Bros. Co. common stock owned, respectively, by them to Delhaize America, Inc. ("Delhaize") for consideration consisting of, for each Hannaford share, $48.12 in cash and 1.14 shares of Delhaize Class A common stock.

On July 31, 2000, pursuant to an Agreement and Plan of Merger, dated August 17, 2000, among Food Lion, Inc. (now Delhaize), FL Acquisition Sub, Inc. and Hannaford Bros. Co., FL Acquisition Sub, Inc. was merged with and into Hannaford Bros. Co. and each outstanding share (other than dissenting shares) of Hannaford Bros. Co. common stock, including the 366,428, 14,819 and 36,109 shares owned, respectively, by the Sobeys Pension Plan, the Sobeys Master Trust and Pauljan (and indirectly by David F. Sobey as sole owner of Pauljan) was converted into cash and shares of Delhaize America, Inc. Class A common stock.




     /s/ Paul D. Sobey**
  ----------------------------------
    /s/ David F. Sobey***                      August 7, 2000
  ----------------------------------           ---------------------
   **  SIGNATURE OF REPORTING PERSON                DATE


** President and Chief Executive Officer of Empire; President of E.C.L.; Member of the Pension Committee of the Sobeys Pension Plan; Trustee of the Sobey's Trust

***     President of Pauljan

__________________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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